SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 5, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces results of Annual General Meeting



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Results of annual general meeting

Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Friday, 5 May 2006, all ordinary and special resolutions, as specified in the notice of the meeting dated 15 March 2006, were passed by the requisite majority of shareholders.

The Special Resolution will be lodged with the Registrar of Companies for registration.

As anticipated in the 2005 Annual Report, Mr K H Williams retired from the board of directors and this is effective from 6 May 2006.

Johannesburg
5 May 2006

JSE Sponsor : UBS



DIRECTORATE CHANGES

The following changes will take place to the board of AngloGold Ashanti Limited with effect from 6 May 2006:

Name	Nature of Change
Mr K H Williams (Executive director : marketing)	Resigned as a director effective 6 May 2006

Taking account of the above the board of directors should read as follows:

Directors		Alternate Directors	
Mr R P Edey	(Chairman) (British)		
Dr T J Motlatsi	(Deputy Chairman)		
Mr R M Godsell	(Chief Executive Officer)		
Dr S E Jonah, KBE	(President) (Ghanaian)		
Mr F B Arisman	(American)		
Mr R E Bannerman	(Ghanaian)		
Mrs E le R Bradley			
Mr C B Brayshaw			
Mr R Carvalho Silva	(Brazilian)		
Mr R Médori	(French)	Mr P.G. Whitcutt	
Mr W A Nairn		Mr A.H. Calver	(British)
Mr N F Nicolau			
Mr S R Thompson	(British)		
Mr A J Trahar			
Mr S Venkatakrishnan	(British)		
Mr P L Zim		Mr D.D. Barber	

5 May 2006

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 5, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary